NEWS RELEASE

October 5, 2006	Release 05-2006

For immediate release

WESTERN COPPER: PROJECT UPDATE
Advancing Carmacks Copper to Production

VANCOUVER, BRITISH COLUMBIA - Western Copper Corp. (TSX: WRN) is pleased to provide the following update regarding the Carmacks Copper Project in the Yukon Territory:

  The Feasibility Study update is underway by M3 Engineering and Technology of Tucson, Arizona and is estimated to be complete in Q1 2007. M3 will update and incorporate concepts from the original Carmacks Feasibility Study (1995) and Basic Engineering Report (1997) into the new feasibility study. The Carmacks Feasibility Study update represents a continuation of the working relationship between Western Copper management and M3 established during the Peñasquito project under Western Copper’s predecessor company, Western Silver. M3 has strong technical expertise in the application of solvent extraction / electrowinning technology as well as in executing feasibility studies.

  The 2006 drilling program initiated in early July is ongoing with two diamond drills and a rapid air blast drill operating 24 hours a day, 7 days a week on the Williams Creek property.
  20 diamond drill holes totaling 4,100 meters have been drilled to date. The current focus of the diamond drilling program is infill drilling of the oxide mineralization in the No.1 Zone, the results of which will be used to verify and update the historical resource into a 43-101 compliant resource estimate. Diamond drilling of sulphide mineralization at depth below the level of oxidation in the No.1 Zone and testing of the No. 13 Zone target is also underway.
  The rapid air blast drill program is being undertaken for both condemnation and exploration purposes.

  Western Copper expects that assay results will start to flow in the near future and such results will then be released on a regular basis thereafter.

  Permitting activities are ongoing in accordance with the Yukon Environmental and Socio-Economic Assessment Act (YESAA) and under the Yukon Environmental Assessment (YEA) Act.

  Western Copper is targeting initial permits and initiation of mine construction in Q2 2007 and startup of production in Q3 2008.

  Western Copper remains operationally focused on the Carmacks Copper project and completion of the Lumina Resources acquisition.

  An updated company presentation including details regarding Western Copper’s acquisition of Lumina Resources is available here: http://www.westerncoppercorp.com/PDFs/061004_presentation.pdf

James Marlow, P.Eng., is the qualified person responsible for the preparation of this release in accordance with NI-43-101.

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM

On behalf of the board,

“Dale Corman”
F. Dale Corman
President and C.E.O.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Western Copper Corp.

David Jensen Vice President, Corporate Development
-OR-
Nicole Rizgalla
Coordinator, Investor Relations

Ph:	604.684.9497 or 1.888.966.9555 (Toll Free)
Fax:	604.669.2926
E-mail:	info@westerncoppercorp.com
Website:	www.westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM